KH 3/15

AB 3/16

[redacted]

11019965

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC 110

SEC FILE NUMBER
8- 49134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 NW Expressway, Ste. 222
(No. and Street)

Oklahoma City OK 73116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Aaron Wilbanks (405) 842-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hood Sutton Robinson Freeman, CPAs P.C.
(Name – *if individual, state last, first, middle name*)

2727 E. 21st St., Ste 600 Tulsa OK 74114
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RB 3/24

OATH OR AFFIRMATION

I, Aaron Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbanks Securities, Inc, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CEO

Title

ALICIA GREGG
Notary Public
State of Oklahoma
Commission # 07011091 Expires 11/19/11

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILBANKS SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2010

WITH

INDEPENDENT AUDITORS' REPORT

HOOD SUTTON ROBINSON FREEMAN, CPAs, P.C.

Wilbanks Securities, Inc.
Financial Statements
And Supplementary Information
Years Ended December 31, 2010

Contents

Hood PC
Sutton, Robinson & Freeman

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wilbanks Securities, Inc.

We have audited the accompanying statement of financial condition of Wilbanks Securities, Inc. (an Oklahoma corporation) as of December 31, 2010 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilbanks Securities, Inc. at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, Is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hood Sutton, Robinson & Freeman CPAs, P.C.

Hood Sutton Robinson & Freeman CPA's, P.C.

Tulsa, Oklahoma
February 28, 2011

2727 East 21st Street, Suite 600 Tulsa, Oklahoma 74114-3557 918-747-7000 Fax 918-743-7525 www.telcpa.com
1821 SE Washington Boulevard Bartlesville, Oklahoma 74006 918-336-7600 Fax 918-333-7600

Wilbanks Securities, Inc.
Statements of Financial Condition
December 31, 2010

Assets

	2010
Current Assets	
Cash and Cash Equivalents	$ 147,911
Accounts Receivable	187,598
Accounts Receivable-Officer/Stockholder	-
Prepaid Expenses	21,748
	357,257
Property and Equipment	
Office Equipment and Furniture, at cost (net of accumulated depreciation of $70,232)	27,029
Other Assets	
Deposit with Clearing	50,084
Securities Owned, at Market Value	107,831
	157,915
Total Assets	$ 542,201

Liabilities and Stockholders' Equity

Current Liabilities:	
Accounts Payable and accrued liabilities	$ 175,241
Commitments and Contingencies	
Stockholders' Equity:	
Common Stock, $5 par 10,000,000 shares authorized, 300 issued and outstanding	1,500
Paid-in-Capital	82,835
Accumulated Deficit	282,625
Total Stockholders' Equity	366,960
Total Liabilities and Stockholders' Equity	$ 542,201

The accompanying notes and supplementary information are an integral part of these financial statements

Wilbanks Securities, Inc.
Statements of Operations
For the Year Ended December 31, 2010

	2010
Revenues	
Comissions	$ 3,325,784
Other Revenue	159,747
	3,485,531
Expenses:	
Salaries, Commissions and Benefits	2,950,430
Brokerage and Clearing	93,763
Rent	30,197
Office	244,862
Legal	58,124
Depreciation	13,100
	3,390,476
Operating Income (Loss)	95,055
Other Income (Expense)	
Interest Income	-
Interest Expense	(15,890)
	(15,890)
Net Income (Loss)	$ 79,165

The accompanying notes and supplementary information are an integral part of these financial statements

Wilbanks Securities, Inc.
Statements of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Shares	Common Stock	Paid-in-Capital	Retained Earnings	Total
Balance December 31, 2008	300	$ 1,500	$ 82,835	$ 366,216	$450,551
Distributions				(85,631)	(85,631)
Net Income (Loss)	-	-	-	(70,403)	(70,403)
Prior Period Adjustment (Note 8)				45,928	45,928
Balance December 31, 2009	300	$ 1,500	$ 82,835	$ 256,110	$340,445
Distributions				(52,650)	(52,650)
Net Income (Loss)	-	-	-	79,165	79,165
Balance December 31, 2010	300	$ 1,500	$ 82,835	$ 282,625	$366,960

The accompanying notes and supplementary information are an integral part of these financial statements

Wilbanks Securities, Inc.
Statements of Cash Flows
For the Year Ended December 31, 2010

	2009
Cash Flows From Operating Activities	
Net income (loss)	$ 79,165
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Depreciation	13,100
(Gain) loss on disposal of property	-
(Increase) decrease in accounts receivable	6,069
(Increase) decrease in other assets	
Increase (decrease) in accounts payable	(12,700)
Increase (decrease) in other accrued liabilities	
Total Adjustments	6,469
Net Cash Provided by (Used in) Operating Activities	85,634
Cash Flows From Investing Activities	
Plant and equipment purchases	(824)
Insurance proceeds from theft loss	-
Net Cash Provided by (Used in) Investing Activities	(824)
Net Increase (Decrease) In Cash And Cash Equivalents	84,810
Cash And Cash Equivalents At Beginning Of Year	63,101
Cash And Cash Equivalents At End Of Year	$ 147,911

The accompanying notes and supplementary information are an integral part of these financial statements

Note 1 – Organization and Business

Wilbanks Securities, Inc., (the "Company") is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, formerly the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis through a clearing broker.

Note 2- Summary of Significant Accounting Policies

Commission Revenues

The Company records customer securities transactions and the related commission revenues and expenses on a settlement date basis, which is not materially different than if transactions had been recorded on a trade date basis. Commission revenues are recorded for tax reporting purposes using the trade date.

Possession or Control Requirement

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(K)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted In the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those amounts.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and investments in money market funds, which are readily convertible into cash.

Note 2 - Summary of Significant Accounting Policies (continued)

Office Equipment and Furniture

Automobiles and office equipment is depreciated using an accelerated method of depreciation basis over its estimated useful life, which ranges from 3 to 7 years. Depreciation expense for the years ended December 31, 2010 and 2009 of $13,100 and $13,104, respectively, is reflected in other operating expenses in the accompanying statements of operations.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a settlement date basis.

Customer's securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. The amounts recorded for commission and income and expense for customers' securities transactions approximated the amounts that would be recorded on a trade date basis.

Marketable securities (level 1 assets – assets trading on active markets) are valued at market value, and securities no readily marketable (level 2 assets) are valued at fair value as determined by management applying the guidelines under ASC 820.

Income Taxes

The Company has elected and been approved to be a subchapter S Corporation. Therefore, each shareholders proportionate share of income or loss is included on his or her personal income tax return.

Date of Management's Review

Subsequent events have been evaluated through February 28, 2011, the date the financial statements were available to be issued.

Note 3 - Related Party Transactions

The Company had business relationships with companies with common shareholders. During the year, the Company received $283,686 in commission revenue from these entities.

Note 4 – Pension and Other Postretirement Benefit Plans

The Company has a contributory defined-contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation. The Company has decided to contribute $9,337 to the plan for the year ended December 31, 2010. The employee is fully vested in the employer's contribution.

The Company does not provide health and life insurance benefits to retired employees.

Note 5 – Commitments and Contingencies

The Company entered into a non-cancelable operating lease agreement for office space on July 1, 2010 for the period July 1, 2010 until September 30, 2011. The total monthly rental payments due in 2011 are approximately $24, 800. Total rental expense paid in 2010 was $30,197.

In the normal course of business, the clearing broker extends credit to customers introduced to it by the Company. The Company is contingently liable for any customer account deficits with the clearing broker that the customer does not satisfy. The clearing broker and the Company seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The clearing broker and the Company also seek to control counter party credit risk through the use of credit approvals, credit limits and collateral requirements.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2010 the Company had net capital of $279,444 which was $274,444 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .63 to 1.

Note 7 – Liabilities Subordinated To Claims of General Creditors

During the year ended December 31, 2010 there were no liabilities subordinated to the claims of general creditors. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been Included in these financial statements.

Note 8 – Prior Period Adjustment

The Company recorded prior period adjustments totaling $45,928 to retained earnings during the year. These adjustments are described below.

During 2006 an Arbitration award was mage against the Company in the amount of $271,000 in connection with a dispute as to Commissions owed a former representative.

In 2010 the Arbitration award was settled for less than the amount estimated in 2006. As a result, the Company recognized a prior period adjustment of $30,066 for this event.

Also, the Company recognized and adjustment of $15,862 to correct minor accounting errors from prior years and to write off some old outstanding checks which had not yet cleared the bank. This adjustment covers the years 2005 through 2009.

Wilbanks Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1
As of December 31, 2010

Net Capital		
Total Stockholders' Equity		$ 366,960
Less Nonallowable Assets:		
Other Accounts Receivable (net)	$ 15,818	
Office Equipment (net)	27,029	
Other Assets	21,748	64,595
Tenative Net Capital		302,365
Trading and Investment Securities		(22,921)
Net Capital		279,444
Minimum Capital Requirement		-
Net Capital in Excess of Minimum		$ 279,444
Aggregate Indebetedness		
Total Liabilities		$ 175,240
Less Nonaggregate Indebtedness		-
Total Aggregate Indebtedness		$ 175,240
Total Aggregate Indebtedness to Net Capital		62.71%

Schedule II

Wilbanks Securities, Inc.
Reconciliation of the Computation of Net Capital Under Rule 15c3-1
As of December 31, 2010

Net Capital per FOCUS IIA (Unaudited), December 31, 2010	$ 279,444
Net Adjustments	-
Net Capital Per Accompanying Schedule I	$ 279,444

Hood PC
Sutton, Robinson & Freeman

Board of Directors
Wilbanks Securities, Inc.
4334 NW Expressway, Suite 222
Oklahoma City, OK 73116

Dear Mr. Wilbanks:

In connection with our audit of the financial statements of Wilbanks Securities, Inc. as of December 31, 2010 and for the year then ended, we determined that there was no material difference between the calculation of net capital reflected on Schedule I to the financial statements and the calculation of net capital reflected on Form X-17A-5, Part IIA. In addition, as of December 31, 2010, there were no liabilities subordinated to the claims of general creditors.

Hood Sutton, Robinson & Freeman CPAs, P.C.

Tulsa, Oklahoma
February 28, 2011

2727 East 21st Street, Suite 600 Tulsa, Oklahoma 74114-3557 918-747-7000 Fax 918-743-7525 www.telcpa.com
1821 SE Washington Boulevard Bartlesville, Oklahoma 74006 918-336-7600 Fax 918-333-7600

Hood PC
Sutton, Robinson & Freeman

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Wilbanks Securities, Inc.:

In planning and performing our audit of the financial statements of Wilbanks Securities, Inc. (the "Company") for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated In rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hood Sutton, Robinson & Freeman CPAs, P.C.

Hood Sutton Robinson & Freeman, CPAs, P.C.

Tulsa, Oklahoma
February 28, 2011